UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Lamb Weston Holdings, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

513272104
(CUSIP Number)

Michael Mayberry

General Counsel

Continental Grain Company

767 Fifth Avenue

New York, NY 10153

Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 513272104	SCHEDULE 13D	Page 2 of 9 pages

1	Name of Reporting Person Continental Grain Company
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 345,100
	8	Shared Voting Power 0
	9	Sole Dispositive Power 345,100
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 345,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%(1)
14	Type of Reporting Person CO

(1) The percentages used herein are calculated based on 142,597,776 shares of common stock, $1.00 par value per share (the “Shares”) outstanding as of September 25, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 2, 2024 (the “Quarterly Report”).

CUSIP No. 513272104	SCHEDULE 13D	Page 3 of 9 pages

1	Name of Reporting Person Paul J. Fribourg
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 345,100
	8	Shared Voting Power 0
	9	Sole Dispositive Power 345,100
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 345,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%(1)
14	Type of Reporting Person IN

(1) The percentages used herein are calculated based on 142,597,776 Shares outstanding as of September 25, 2024, as disclosed in the Quarterly Report.

CUSIP No. 513272104	SCHEDULE 13D	Page 4 of 9 pages

1	Name of Reporting Person Ari D. Gendason
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 250
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 250
	10	Shared Dispositive Power 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 250
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%(1)
14	Type of Reporting Person IN

(1) The percentages used herein are calculated based on 142,597,776 Shares outstanding as of September 25, 2024, as disclosed in the Quarterly Report.

* Ari D. Gendason is the Chief Investment Officer (“CIO”) of Continental Grain Company. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 345,100 Shares beneficially owned by Continental Grain Company. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Gendason potentially influencing the sale and voting of the 345,100 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 345,100 Shares beneficially owned by Continental Grain Company.

CUSIP No. 513272104	SCHEDULE 13D	Page 5 of 9 pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement on the Schedule 13D relates to the common stock, $1.00 par value per share (the “Shares”), of Lamb Weston Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 599 S. Rivershore Lane, Eagle, Idaho 83616.

Item 2.	Identity and Background.

(a) The Schedule 13D is being filed by:

(i)	Continental Grain Company, a Delaware corporation (“CGC”);

(ii)	Paul J. Fribourg (“Mr. Fribourg”); and

(iii)	Ari D. Gendason (“Mr. Gendason”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Persons and the executive officers and directors of CGC listed below is 767 Fifth Avenue, New York, New York 10153.

(c) The principal business of CGC is to invest in securities of a variety of companies. Mr. Fribourg is the Chairman and Chief Executive Officer of CGC. Mr. Gendason is the Chief Investment Officer of CGC.

(d) None of the Reporting Persons and none of the executive officers and directors of CGC listed below has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons and none of the executive officers and directors of CGC listed below has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CGC is organized as a corporation under the laws of Delaware. Mr. Fribourg is a citizen of the United States of America. Mr. Gendason is a citizen of the United States of America. Each of the executive officers and directors of CGC listed below are citizens of the United States of America.

Board of Directors of CGC

Alan Fishman

Charles A. Fribourg

Paul J. Fribourg

Sally Grimes

Brad Karp

Gerald Rosenfeld

Michael J. Zimmerman

Executive Officers of CGC

Paul J. Fribourg	Chairman, President, and Chief Executive Officer
Charles A. Fribourg	Vice Chairman
Michael J. Zimmerman	Vice Chairman
Francis W. Baier	Chief Financial Officer
Jordana Fribourg	Chief Talent Officer
Ari D. Gendason	Chief Investment Officer
Robert J. Golden	Chief Strategy Officer

CUSIP No. 513272104	SCHEDULE 13D	Page 6 of 9 pages

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 345,100 Shares owned directly by CGC were derived from the general working capital of CGC. The funds for the purchase of the 250 Shares owned directly by Mr. Gendason were derived from the personal funds of Mr. Gendason. A total of $24,363,843.49, net of brokers fees and commissions of approximately $6,902, was paid to acquire the Shares owned by CGC. A total of $14,719, net of broker fees and commissions of approximately $55.90, was paid to acquire the Shares owned by Mr. Gendason. No part of the purchase price for the Shares beneficially owned by CGC or Mr. Gendason was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares to which this Schedule 13D relates because they believe the Shares are undervalued and represent an attractive investment opportunity. The Reporting Persons and JANA Partners Management, LP, a Delaware limited partnership (“JANA”), with the assistance of the Jana Individuals (as defined by Item 6), intend to have discussions with the Issuer’s board of directors (the “Board”) and management regarding topics including, without limitation, the following: (i) the litany of self-inflicted missteps that have led to underperformance for shareholders; (ii) financial performance and core operating deficiencies in areas, including customer demand planning and retention, raw potato procurement, ERP system implementation and management, product and manufacturing quality assurance, pricing strategy, retail execution and overhead cost management; (iii) capital spending, including aligning capacity expansion projects with utilization, improving returns on capital, re-evaluating long-term capital expenditure targets and providing detailed public disclosure on other capital spending amounts; (iv) share repurchase strategy and execution; (v) investor communications, including by acknowledging the magnitude of impact from the Issuer’s mis-execution on its recent capacity utilization levels, which we believe trail North American peers; (vi) management compensation practices, including adding targets focused on returns on capital to deprioritize pursuit of growth at any cost; (vii) environmental, health and safety practices; (viii) oversight and disclosure regarding use of the Issuer’s corporate resources; (ix) corporate governance, board composition and management; and (x) initiation of a review of strategic alternatives, particularly given the history of interest in the Issuer and the Issuer’s poor performance for shareholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, engaging in short selling of or any hedging or similar transactions with respect to the Shares, including swaps and other derivative instruments, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their intention with respect to all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

CUSIP No. 513272104	SCHEDULE 13D	Page 7 of 9 pages

The following sets forth, as of the close of business on the date of this Schedule 13D, the aggregate number of Shares and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 142,597,776 Shares outstanding as of September 25, 2024 based on the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 2, 2024 (the “Quarterly Report”):

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Continental Grain Company	345,100	0.24%	345,100	0	345,100	0
Paul J. Fribourg	345,100	0.24%	345,100	0	345,100	0
Ari D. Gendason†	250	*	250	0	250	0

________________

*	Less than 0.1%

†	Ari D. Gendason is the Chief Investment Officer (“CIO”) of CGC. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 345,100 Shares beneficially owned by CGC. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Gendason potentially influencing the sale and voting of the 345,100 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 345,100 Shares beneficially owned by CGC.

In addition, as discussed in Item 6 below, the Reporting Persons, JANA and the Jana Individuals (as defined by Item 6) may be deemed to constitute a group for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the aggregate, such group would beneficially own 7,634,195 Shares, representing approximately 5.4% of the outstanding Shares (calculated on the basis of 142,597,776 Shares outstanding as of September 25, 2024 as disclosed in the Quarterly Report).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons or the executive officers and directors of CGC are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own The Reporting Persons further expressly disclaim any beneficial ownership of Shares beneficially owned by JANA and its affiliates and such Shares are not the subject of this Schedule 13D.

The executive officers and directors of CGC identified in this Schedule 13D disclaim beneficial ownership over all of the Shares reported as owned by the Reporting Persons, except to the extent of their pecuniary interest therein, if any.

(c)	Neither Mr. Fribourg nor Mr. Gendason has entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by CGC during the past sixty (60) days are as set forth below. All such transactions were effected in the open market through a broker.

Transaction Date	Nature of Transaction	Price Per Share[1]	Quantity
10/07/24	Purchase	$68.7636[2]	29,000
10/08/24	Purchase	$69.4298[3]	6,778
10/08/24	Purchase	$70.7405[4]	11,822
10/09/24	Purchase	$70.8682[5]	78,155
10/09/24	Purchase	$71.4664[6]	6,845
10/10/24	Purchase	$70.1530[7]	64,563
10/10/24	Purchase	$70.8631[8]	20,437
10/11/24	Purchase	$71.3548[9]	85,000
10/15/24	Purchase	$71.4299[10]	14,000
10/16/24	Purchase	$69.9023[11]	28,500

[1]	Prices reported are net of commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 11 herein.
[2]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $68.25 to $69.15 per share.
[3]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $69.13 to $69.85 per share.
[4]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $70.48 to $71.00 per share.
[5]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $70.36 to $71.36 per share.

CUSIP No. 513272104	SCHEDULE 13D	Page 8 of 9 pages

[6]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $71.38 to $71.50 per share.
[7]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $69.61 to $70.61 per share.
[8]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $70.65 to $71.00 per share.
[9]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $71.03 to $71.50 per share.
[10]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $71.23 to $71.68 per share.
[11]	The price reported is the weighted average price. These Shares were purchased in multiple transactions at prices ranging from $69.51 to $70.30 per share.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act, collectively with (i) JANA, (ii) Bradley Alford, (iii) Diane Dietz (whose legal name is Diane Dietz Suciu), (iv) John Gainor, (v) Timothy McLevish and (vi) Joseph Scalzo ((ii) through (v) being collectively referred to as the “Jana Individuals”). JANA and the Jana Individuals are separately filing on Schedule 13D with respect to their beneficial ownership of Shares. Based on information and belief, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 7,288,845 Shares. Accordingly, in the aggregate, the Reporting Persons, JANA and the Jana Individuals may be deemed to beneficially own an aggregate of 7,634,195 Shares, representing approximately 5.4% of Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons, JANA and the Jana Individuals. The Reporting Persons and JANA may act together with respect to the voting of the securities held by such entities.

On October 18, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, including, without limitation, among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement, by and among Continental Grain Company, Paul J. Fribourg and Ari D. Gendason, dated October 18, 2024.
99.2	Power of Attorney for Paul J. Fribourg and Ari D. Gendason, dated October 18, 2024.

CUSIP No. 513272104	SCHEDULE 13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2024

Continental Grain Company

By:	/s/ Frank W. Baier
Name:	Frank W. Baier
Title:	Chief Financial & Administrative Officer

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Ari D. Gendason
Ari D. Gendason